Mail Stop 4720

January 6, 2010

Joseph M. Cummins
President, CEO and Chairman
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, Texas 79110

> **Re: Amarillo Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-163961**

Dear Mr. Cummins:

We have limited our review of the above referenced registration statement to only the issues identified herein. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed December 23, 2009

General

1. We note that the registration statement indicates that the shares to be registered will be sold until the earlier of the date when the sale of all shares is completed or "three (3) years from the date of the Prospectus." Rule 415(a)(2) of the Securities Act of 1933 requires that securities registered on a delayed or continuous basis under Rule 415, but not registered on Form S-3 or F-3, may only be registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration statement. Please amend your filing to revise the offering to register only those shares you expect to sell within two years from the

effective date, in compliance with Rule 415(a)(2).

<u>Signatures, page 46</u>

2. We note that the company's chief executive officer, chief financial officer, and principal accounting officer have signed the Form S-1 on behalf of the registrant, but that the filing has not been signed by a majority of the company's board of directors as required by Form S-1. Please amend your filing to include the signatures of a majority of the members of the board of directors. See Instruction 1 to the Signatures section of Form S-1 for further information.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Edward L. Morris, Esq.
        Underwood, Wilson, Berry, Stein & Johnson, P.C.
        500 S. Taylor, Suite 1200
        Amarillo, Texas 79101